         Filing under Rule 425
         ---------------------

         Filer: Burlington Northern Santa Fe Corporation
         Companies that are subject of the filing:
                 Canadian National Railway Company
                 North American Railways, Inc.
         Registration Statement No. 333-94397
         Article in Railway, The Employee Magazine of
         Burlington Northern Santa Fe
         Corporation (January/February 2000):


                   [MAP OF BNSF AND CN SYSTEMS APPEARS HERE]

  A New Railroad for a New Era
  North American Railways to combine the best of U.S. and Canada

  It is being said that BNSF and Canadian National Railway (CN) have much in common. Both are considered the most efficient major railroads in North America. Both have dramatically improved their on-time service levels. Both have well-balanced and diverse traffic bases. And both have proven track records of recent consolidations.
  But neither offers their customers a true, end-to-end, Canada-to-United States, single-line, North American transportation network. The proposed combination of the two companies could make that happen.
  The new railroad would span most of the continent, offering single-line service from Southern California and the Pacific Northwest to the East Coast port of Halifax, Nova Scotia, as well as direct access from major Canadian cities such as Montreal, Toronto, Winnipeg and Edmonton to all major Gulf Coast and West Coast ports and Mexico, providing customers access to new markets. Through a seamless network, there would be fewer interchange points and bottlenecks, resulting in increased capacity in congested areas, improved transit times and increased reliability.
  North American Railways, Inc. would become the holding company for BNSF and a companion company for CN. Combined, the two would operate about 50,000 route miles of track, employ about 67,000 people, and generate revenues of approximately U.S.$12.5 billion (Cdn$18.5 billion).
  "The end-to-end combination will join two of the most efficient and financially strong railroads in North America, each with industry-leading service plans and each with a proven record of implementing previous combinations," said Rob Krebs, chairman and chief executive officer of BNSF, and Paul Tellier, president and chief executive officer of CN, in announcing the proposed combination. "We expect the new railroad to have a strong balance sheet, substantial free cash flow, a shared commitment to consistent customer service, a common operating system and a well-balanced revenue portfolio."
  In addressing the most commonly asked question of "Why now?" Krebs told analysts, "We are ready. We are two railroads that are providing service to our customers at levels that have never been experienced before. We have good management teams. We are compatible. We think alike. We are on the same track. This takes a while to get approved, so now is the time to move forward."
  Also in discussing the decision to seek a combi-nation of the two railroads, Tellier and Krebs have outlined strategic rationale for supporting the proposal, emphasizing the following:
  .  The combination brings together two highly successful railroads
  .  It unites two of the most efficient railroads in North America
  .  North American economies are integrating and transborder trade is growing
  . Shippers are demanding integrated North American transportation that will get their shipments from origination to destination faster and more efficiently
  .  The trucking industry already is fully integrated
  In addition, Krebs and Tellier say they expect low integration risk because this is an end-to-end combination, which they believe will offer increasing employment opportunities due to the growth potential of the BNSF-CN combination. And because it is end-to-end, there is minimal overlap of operations and only minor duplication of activities, so any necessary work force reductions are expected to be managed largely through normal attrition. [PHOTO OF CN
LOCOMOTIVE APPEARS HERE]

  The Combination and Creation of North American Railways, Inc.
  To implement the transaction in a tax-efficient manner, North American Railways, Inc. will be created as the parent company for BNSF and as the companion company for CN. The transaction will result in the shareholders of each company having voting and economic interests in both companies.
  North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares; North American Railways will have its head office in Montreal and will operate in both of Canada's official languages. BNSF will continue to be headquartered in Fort Worth.
  "These two companies (BNSF and CN) will have common ownership, a common board of directors, and common management at the top," says Tellier in emphasizing that the combination is designed to build on the strengths of both railroads, while preserving their regional operating identities and customer focus. "We are basically building on and preserving the best of what exists today in Burlington Northern Santa Fe and Canadian National," he continues. [PHOTO OF BNSF LOCOMOTIVE APPEARS HERE]

  Management
  "I think the management team is the perfect combination of experience and youth, and will provide for continuity as we move forward," says Krebs. Upon the closing of the transaction:
  . Krebs will become non-executive chairman of North American Railways and of
     CN. During Krebs' almost 35 years in the rail industry, he has held a number of leadership positions. On Sept. 22, 1995, he was named president and CEO of Burlington Northern Santa Fe Corporation, and in 1997 he became chairman, president and CEO. He began his railroad career in 1966 when he joined Southern Pacific Company. He held various positions in the operating departments with Southern Pacific Transportation and the St. Louis Southwestern Railway Company. In 1982, he was named president of Southern Pacific. In 1983, he became president and chief operating officer (COO) of Santa Fe Southern Pacific. Then, in 1987, he became president and CEO, followed by chairman, president and CEO in 1988. In 1989, Krebs was named chairman and CEO of The Atchison, Topeka and Santa Fe Railway Company, and in 1991, chairman, president and CEO of the Railway. Krebs was named "Railroader of the Year" by Railway Age magazine in 1996.
  . Tellier will become president and CEO of North American Railways. Before
     Tellier was appointed president
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     and CEO and a director of Canadian National Oct. 1, 1992, he had a distinguished career in the public sector, including serving as the top public servant in Canada when he was secretary to the Cabinet of the Government of Canada from 1985 to 1992. Additional positions include being deputy minister, Indian Affairs and Northern Development, and deputy minister, Energy, Mines and Resources. In 1997, Railway Age named Tellier "Railroader of the Year."
  . E. Hunter Harrison, CN executive vice president and chief operating officer will become COO of North American Railways as well as CN. Harrison has the distinction of leading both a Canadian and U.S. railroad. In addition to being CN's executive vice president and COO since 1998, he served as president and CEO of the Illinois Central Railroad Company. He began his railroad career in 1964 with the St. Louis-San Francisco (Frisco) Railway, a BNSF predecessor, and held a number of executive positions in transportation and operations with Burlington Northern Railroad (BN) after it merged with the Frisco.
  . Thomas N. Hund, BNSF senior vice president, chief financial officer (CFO) and treasurer, will become CFO of North American Railways and of CN. Hund joined Santa Fe Pacific's accounting department in 1983, and was appointed assistant vice president and controller for Santa Fe Railway in 1989. He was promoted to vice president and controller of Santa Fe Railway and Santa Fe Pacific in 1990, and was named vice president and controller of BNSF in 1995.
  . Matthew K. Rose, BNSF president and chief operating officer, will become president and CEO of BNSF. Prior to his current position, Rose had been senior vice president and chief operations officer from August 1997 until he was named president and COO last year. He also served as senior vice president, Merchandise Business Unit, and vice president, Chemicals. He joined BN in 1993 and was named vice president, Vehicles and Machinery, and later vice president, Southern Region Field Marketing. Prior to that, Rose was vice president, Transportation, for Triple Crown Services (a Norfolk Southern subsidiary).

  Review and Approvals
  This combination is subject to, among other approvals, those of the shareholders of both companies, as well as customary regulatory approvals. CN will proceed with a Plan of Arrangement that will be submitted to the Quebec Superior Court to confirm that the combination is fair to CN shareholders. The combination also will be subject to approval by the U.S. Surface Transportation Board (STB). The companies expect that all required regulatory approvals can be obtained and the transaction completed by mid-2001.
 Other key activities and dates:
  . The Notice of Intent to File Railroad Control Application was filed Dec. 20,
     1999, with the STB.
  . A preliminary proxy statement to be sent to BNSF shareholders was filed with the U.S. Securities and Exchange Commission Jan. 11, 2000.
  . BNSF and CN will file the STB application on or shortly after March 21
     (approximately 90 days following filing of the "Intent").
  . BNSF and CN will hold shareholders meetings after the registration statement becomes effective.

  Company Facts
  CN
  . CN operates the largest rail network in Canada -- about 16,000 route miles in nine Canadian provinces and 15 U.S. states (almost 1,000 miles in the United States) -- and the only transcontinental network in North America.
  . CN spans Canada and mid-America from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Montreal, Halifax, New Orleans and Mobile, and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis and Jackson.
  . CN operates an average of 265 freight trains a day.
  . More than 75 percent of CN's revenue comes from U.S. operations, Canada-U.S.
     transborder and offshore traffic.
  . CN operates 1,650 active locomotives and 66,000 active freight cars.
  . CN has the lowest operating ratio among Class 1 railroads.
  . CN uses its Service Reliability Strategy system to operate scheduled railroad service across its entire network with a target of 90 percent on-time performance.
  . CN employs approximately 23,500 people in Canada and the United States.

  BNSF
  . BNSF operates one of the largest rail systems in North America with about
     33,500 route miles of track in 28 states and two Canadian provinces.
  .  BNSF operates an average of 1,300 freight trains daily.
  . BNSF has the rail industry's premier route between Chicago and Southern
     California (2,214 miles to Los Angeles), the shortest route between the Pacific Northwest and Chicago (2,218 miles to Seattle), and the only single-line service route between Southern California and the Southeast. BNSF serves all major ports on the West Coast and the Gulf of Mexico.
  . More than 85 percent of BNSF's Chicago to Southern California trans-
     continental route is double tracked.
  . BNSF has about 5,000 active locomotives (3,800 of which are road units), and 98,000 active rail cars.
  . BNSF has one of the newest locomotive fleets in the industry, having acquired 1,400 new locomotives since 1996 (more than 35 percent of the road fleet).
  . BNSF's service performance averaged more than 90 percent on time, systemwide, in 1999.
  . BNSF has one of the largest transportation computer systems in the world to control and manage its network.
  . BNSF employs approximately 43,000 people.

  North American Railways and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. At the date of this printing, the registration state ment has not been declared effective. This filing also includes the proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by the companies about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by the companies on Forms 10-K, 10-Q and 8-K may be obtained for free from our Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF under SEC Rule 14a-12.

  If you have further questions or comments, send them via e-mail to Communications, Corporate; call the Employee Hotline at 1-800-241-5689; or write to BNSF Corporate Relations, P.O. Box 961057, Fort Worth, Texas 76161-0057. Include your name, phone number or e-mail/street address so we can provide you a response.


By Marietta Collins and Jim Sabourin

                                  MARKET MIX

       [CN PIE CHART APPEARS HERE]            [BNSF PIE CHART APPEARS HERE]

     Merchandise                  50%       Merchandise                    29%

     Intermodal                   16%       Intermodal                     27%

     Grain                        16%       Coal                           25%

     Coal                         10%       Grain                          14%

     Automotive                    8%       Automotive                      5%